Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust I

(SEC File No. 811-04367)

November 1, 2012 Proposed fund merger comparison

Columbia Connecticut Tax-Exempt Fund proposed to merge into Columbia Tax-Exempt Fund

At Columbia Management, our goal is to provide products and services that meet the needs of our investors. For that reason, Columbia Management recently recommended, and the fund boards approved, several fund mergers, one of which is the merger of Columbia Connecticut Tax-Exempt Fund into Columbia Tax-Exempt Fund. Shareholders of Columbia Connecticut Tax-Exempt Fund will be asked to approve this merger of funds at a special meeting of shareholders anticipated to be held in early 2013. In the case of this proposed fund merger, except for differences in the objective and 80% investment policy with respect to Connecticut individual income tax, the funds are substantially similar in many regards as noted in the comparative summary below. For more information relating to this proposed fund merger, including a discussion of differences between the funds, as well as pro-forma information, please see the prospectus/proxy statement when available, as discussed further below.

Data as of September 30, 2012	Acquired Fund Columbia Connecticut Tax-Exempt Fund	Acquiring Fund Columbia Tax-Exempt Fund
Benchmark	Barclays Municipal Bond Index	Barclays Municipal Bond Index
Lipper category	Connecticut Municipal Debt Funds	General and Insured Municipal Debt Funds
Portfolio managers	Catherine Stienstra	Kimberly A. Campbell
Avg. effective duration (years)	8.26	7.59
Average maturity (years)	16.04	16.49
Total net assets	$98 million	$4,738 million
Gross / net expense ratio (Class A)*	1.05 / 0.79	0.77 / 0.77
Objective	The fund seeks total return, consisting of current income exempt from federal income tax and Connecticut individual income tax and of capital appreciation, consistent with moderate fluctuation of principal.	The fund seeks total return, consisting of current income exempt from federal income tax and of capital appreciation, consistent with moderate fluctuation of principal.
80% investment policy	Normally invests at least 80% of its net assets in municipal bonds that pay interest exempt from federal income tax (including the federal alternative minimum tax) and Connecticut individual income tax. The fund may invest in bonds of any maturity.	Normally invests at least 80% of its net assets in bonds that pay interest exempt from federal income tax (including the federal alternative minimum tax). The fund may invest in bonds of any maturity.
Credit ratings (% of net assets)**
AAA/Cash	6.4	6.1
AA	24.2	26.3
A	51.8	33.1
BBB	11.2	23.5
Below Inv Grade/NR	6.4	11.0

Source: Columbia Management.

*	Fund expense ratios are calculated based on the fund’s average net assets during the fund’s most recently completed fiscal year (or based on estimated amounts for funds that have been in existence less than one year), and have not been adjusted for current asset levels. If adjusted for any decrease or increase in assets, expense ratios would be higher or lower, respectively, than the numbers shown above. The investment manager and certain of its affiliates have contractually (for at least the current fiscal year) and/or voluntarily agreed to waive certain fees and/or to reimburse certain expenses of the fund, as described in the fund’s prospectus, unless sooner terminated at the sole discretion of the fund’s board. Net expense ratios reflect this fee waiver/expense cap. Fee waivers/expense caps would limit the impact that any decrease in assets would have on net expense ratios in the current fiscal year. Voluntary waivers/reimbursement arrangements, if any, may be discontinued at any time. If the fund merger is approved by shareholders of the acquired fund, the pro-forma net expense ratio for the combined fund’s Class A shares will be limited to 0.81% through November 30, 2014, through a contractual fee waiver/expense reimbursement arrangement, which is further described in the prospectus/proxy statement that will be made available as described below.

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225 Franklin Street, Boston, MA 02110-2804 columbiamanagement.com
800. 426. 3750	(11/12)

Proposed fund merger comparison

**	Bond ratings apply to the underlying holdings of the fund and not the fund itself and are divided into categories ranging from AAA (highest) to D (lowest), and are subject to change. The ratings shown are determined by using the middle rating of Moody’s, S&P, and Fitch after dropping the highest and lowest available ratings. When a rating from only two agencies is available, the lower rating is used. When a rating from only one agency is available, that rating is used. When a bond is not rated by one of these agencies, it is designated as Not Rated. Holdings of the fund other than bonds are categorized under Other. Credit ratings are subjective opinions and not statements of fact.

Investment Risks

There are risks associated with an investment in a bond fund, including credit risk, interest rate risk, and prepayment and extension risk. In general, bond prices rise when interest rates fall and vice versa. This effect is more pronounced for longer-term securities. Non-investment grade securities, commonly called “high-yield” or “junk” bonds, have more volatile prices and carry more risk to principal and income than investment grade securities.

The Barclays Municipal Bond Index, an unmanaged index, is made up of a representative list of general obligation, revenue, insured and pre-refunded bonds. The index is frequently used as a general measure of tax-exempt bond market performance. The index reflects reinvestment of all distributions and changes in market prices.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Acquiring Fund, nor is it a solicitation of any proxy. For information regarding the Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to the proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (SEC) and becomes effective, please call the acquired fund’s proxy solicitor, Computershare Fund Services, toll free at 800.708.7953. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering the merger proposal.

This material is distributed by Columbia Management Investment Distributors, Inc. (member FINRA), which is also the distributor of the Columbia Funds. The Columbia Funds are managed by Columbia Management Investment Advisers, LLC.

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